EXHIBIT 99.1

Mogo Reports Results for Q2 2024

Quarterly revenue of $17.6 million, up 10% year-over-year

Adjusted EBITDA1 increased sequentially to $1.4 million in Q2 2024

Quarterly payments volume increased 12% year-over-year to $2.8 billion

Ended Q2 with $41.5 million of cash, marketable securities & investments2

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 8, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the second quarter ended June 30, 2024.

“During the second quarter, we generated 10% revenue growth and solid profitability while continuing to invest in meaningful improvements to our wealth platform,” said David Feller, Mogo’s Founder and CEO. “As part of our go to market strategy, we’ve also recently formed a key strategic partnership with Postmedia to launch a new wealth section designed to help educate Canadians on the pitfalls of existing solutions in the marketplace and the impact that the right approach and strategy can have in terms of your ability to achieve financial freedom. We also formed a partnership with Tom Lee of Fundstrat who is a frequent CNBC contributor and is widely considered one of the most thoughtful strategists on Wall Street, to give our wealth members exclusive access to his investment research and further establish us a leading platform for serious investors.”

Key Financial Highlights for Q2 2024

•	Revenue increased in Q2 2024 to $17.6 million, up 10% over the prior year.
•	Gross profit was $11.8 million in Q2 2024, versus $11.9 million in Q2 2023. Gross Margin increased 300 basis points sequentially, from 64.5% in Q1 2024 to 67.5% in Q2 2024.
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Operating expenses for Q2 2024 remained level at $13.1 million, compared to Q2 2023, reflecting the Company’s operating efficiency efforts which also resulted in a significant improvement in revenue per employee of 4% during the same period.

•	Cash flow from operating activities before investment in gross loans receivable[1] was positive for the seventh consecutive quarter, reaching $3.8 million in Q2 2024, a 78% increase over Q2 2023.
o	Cash flow from operating activities was positive $0.5 million in Q2 2024, versus negative $1.8 million in Q2 2023.
•	Adjusted EBITDA[1] was $1.4 million in Q2 2024 (7.8% margin), compared with $1.8 million (11.5% margin) in Q2 2023.
•	Adjusted net loss[1] was $3.6 million in Q2 2024 compared with adjusted net loss of $3.0 million in Q2 2023.
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Net loss was $12.4 million in Q2 2024, driven primarily by an $8.3 million non-operating revaluation loss on marketable securities and investment portfolio, compared with net loss of $10.0 million in Q2 2023.

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Cash, Marketable Securities & Investments totaled $41.5 million as of June 30, 2024, versus $55.6 million at the end of 2023. This included combined cash and restricted cash of $11.3 million, marketable securities of $18.6 million and investment portfolio of $11.6 million.

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“We continued to see strong improvement in cash flow in the second quarter with cash flow from operations before investment in loan book increasing 78% year-over-year to $3.8 million and we also reached an important milestone of overall positive cash from operations, reflecting our emphasis on operating efficiencies across the company,” said Greg Feller, President & CFO. “Looking ahead, we are investing to fuel growth in our Wealth and Payments businesses while continuing to generate positive Adjusted EBITDA. Our balance sheet remains strong, with cash, marketable securities and investment portfolio of more than $41 million, from which we expect to see monetization opportunities over the next 12 months.”

Business & Operations Highlights

•	Continued growth in payments volume - Mogo’s digital payment solutions business, Carta Worldwide, processed over $2.8 billion of payment volume in Q2 2024, an increase of 12% compared to Q2 2023.
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Assets under management were just shy of $400 million - Assets under management in the Company’s Wealth businesses increased 15% year-over-year to $393 million, with assets within our MogoTrade product up 105% year over year.

•	Mogo members increased to 2.1 million at quarter end, up 5% from Q2 2023.
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Enhancements to wealth offerings – During the quarter, Mogo continued its strong product improvement velocity with 20 app update releases and over 100 individual improvements to its wealth offerings, including:

o	Introduced a new Moka leaderboard to elevate user engagement and introduce new gamification elements into the wealth building experience.
o	Optimized the Moka user onboarding experience with redesigned content and made improvements to the patent-pending wealth calculator.
o	Added shortform educational videos to the Mogo and Moka apps to promote financial literacy.
o	Launched an impact dashboard in the Mogo app to highlight the positive collective environmental impact that users have created through their use of the product.
o	Introduced new pricing tiers for both products to reflect continued improvements to the overall value proposition.
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Mogo announces partnership with Postmedia - In June 2024, Mogo announced a new strategic partnership with Postmedia Network Inc., Canada’s largest news media company, to create a go-to educational wealth content channel for Canadians. Mogo is a founding sponsor and will contribute branded educational content and tools on wealth-building.

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New partnership with Thomas Lee of Fundstrat - In July 2024, Mogo announced a new partnership to become the exclusive Canadian partner of top-ranked Wall Street investment strategist Tom Lee of Fundstrat. Mogo will provide members of the Company’s digital wealth platform, Mogo and Moka, with exclusive access to equity research and related products and services produced by a division of Fundstrat.

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Financial Outlook

The outlook that follows supersedes all prior financial outlook statements made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

•	For Fiscal 2024, Mogo reiterated that it expects Subscription & Services revenue growth in the mid-teens for the full year.
•	The Company also expects Adjusted EBITDA[3] of $5.0 to $6.0 million in Fiscal 2024.

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2024.

2Includes combined cash and restricted cash of $11.3 million, marketable securities of $18.6 million, and investment portfolio of $11.6 million.

3 Adjusted EBITDA is a non-IFRS measure. Management has not reconciled this forward-looking non-IFRS measure to its most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2024 financial results at 1:00 p.m. ET on August 8, 2024. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 46724. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended June 30, 2024, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net loss before tax	$(12,443)	$(10,038)	$(16,137)	$(17,090)
Depreciation and amortization	2,084	2,204	4,460	4,577
Stock-based compensation	584	801	1,145	1,094
Credit facility interest expense	1,733	1,493	3,388	2,948
Debenture and other financing expense	953	831	1,759	1,609
Accretion related to debentures	169	234	347	507
Share of loss in investment accounted for using the equity method	—	5,088	—	8,267
Revaluation loss (gain)	8,301	(255)	7,213	(1,508)
Other non-operating expense	(9)	1,486	245	2,457
Adjusted EBITDA	1,372	1,844	2,420	2,861

Adjusted Net Loss

($000s)
	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net loss before tax	$(12,443)	$(10,038)	$(16,137)	$(17,090)
Stock-based compensation	584	801	1,145	1,094
Share of loss in investment accounted for using the equity method	—	5,088	—	8,267
Revaluation loss (gain)	8,301	(255)	7,213	(1,508)
Other non-operating expense	(9)	1,486	245	2,457
Adjusted net loss	(3,567)	(2,918)	(7,534)	(6,780)

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net cash provided by (used in) operating activities	$528	$(1,813)	$(3,338)	$(2,812)
Net issuance of loans receivable	(3,249)	(3,939)	(8,930)	(5,007)
Cash provided by operations before investment in gross loans receivable	3,777	2,126	5,592	2,195

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s plan for accelerating revenue growth in 2024, monetization opportunities in the next 12 months, future investments to fuel growth and the Company’s financial outlook for 2024. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a digital wealth and payments company headquartered in Vancouver, Canada with more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR). Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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